Walter Van Dorn Partner	walter.vandorn@dentons.com D +1 212 768 6985 Dentons US LLP 1221 Avenue of the Americas New York, NY 10020-1089 USA T +1 212 768 6700 F +1 212 768 6800	Salans FMC SNR Denton dentons.com

September 16, 2013

James O’Connor, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	StoneCastle Financial Corp.
Amendment No. 2 to Registration Statement on Form N-2
File Nos. 333-189307 and 811-22853

Dear Mr. O’Connor:

Thank you for speaking with me on August 16, 2013 regarding Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-189307 and 811-22853, the “Registration Statement”) of StoneCastle Financial Corp. (the “Company”). Concurrently with this submission of this letter, we are filing Amendment No. 2 to the Registration statement to address the concerns that you raised during that call as follows:

1.	we have revised the Registration Statement to indicate that most of the assets will be illiquid;

2.	we have revised the disclosure of the amount of assets to be invested in cumulative preferred securities; and

3.	we have revised the Registration Statement to indicate that, although the Company may obtain more favorable lending terms through special purpose entities, the use of such entities will entail restrictions on the Company’s assets transferred to such entities.

In addition, the Company now has filed the audited financial statements and has made a number of clean-up and updating changes and filed several of the exhibits.

If you have any questions, or if you require additional information, please do not hesitate to contact me at the above address.

Sincerely,

/s/ Walter G. Van Dorn Jr.
Walter G. Van Dorn Jr.

CC:	Joshua S. Siegel
Allen G. Laufenberg
Daniel McAvoy, Esq.
Marc H. Mandel, Esq.